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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised [?]

$0

Days Left [?]   68   Investors   0



www.contentlaunch.com

San Diego, CA

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS ›

OVERVIEW

04:15

Content marketing is a revolution. It is now the standard way to successfully engage with prospects and customers. And it stands to reason: there is no better and more affordable way to market your products and services today.

Many content marketing tools are expensive or don't do everything you need them to do. Content Launch is the first **complete** content marketing workflow, management and distribution application designed for ease of use. It's the perfect solution for agencies and SMB's looking for an effective, affordable content marketing application. And its the only *true freemium* tool in the industry.

Plan - Content Trends

Collaborate

Create Your Own Content

Get Content Written

OUR STORY

• 500+ Clients, 13 Years, $2 Million in Revenue
• Content writing services
CONTENT IS CURRENCY
Developing Powerful Content for Web and Mobile
JON WUEBBEN
The Complete SEO Copywriting Guide for Search Engine Rankings and Sales Conversion
CONTENT RICH
Writing Your Way to Wealth on the Web
JON WUEBBEN
content marketing world
MARCH 9–13, 2012 AUSTIN, TX
SXSW INTERACTIVE
• Content strategy for Konica Minolta, Intuit & others
KONICA MINOLTA
intuit.
2















THE PROBLEM WE'RE SOLVING

Companies/agencies using 9-10 tools to get their content marketing done

   

  







$2-10K/month

Feature overload (give you way more than you need to be successful with content)

THE PLATFORM



Content Launch Product Demo

from **Content Launch**   PLUS

15:42

- 4 Modules: Plan, Crate, Collaborate, Calendar
- 300 Content writers built into the platform
- Offer content strategy help

TRACTION - OUR BETA


200
USERS
100 Agencies
Keypath
geedge
Add Integrity
Thomas Edison State College
ABB
sitejet
Boost eLearning
nea NATIONAL EDUCATION ASSOCIATION
abbvie
inflow
Attract. Convert. Grow
Verifone
ConnectionModel
D&B
BRAND FACTORY
G5
PARTNERSHIPS
HubSpot
SharpSpring
act-on
• Integrated in the platform, complimentary to us
• Joint marketing programs with all three when we launch
4

PRODUCT BENEFITS

- Get content done
- Brand consistency
- Content clarity
- Content relevance
- Improved workflow
- Increased output
- Increased collaboration
- Higher-quality content





GET CONTENT



DIFFERENTIATORS



SCORE CONTENT

300

CONTENT WRITERS



AGENCY
VERSION

THE MARKET

• 20,000 digital marketing agencies
• 100,000 SMB's
A few of our agency clients...
Anderson direct & digital
IMPULSE CREATIVE
gobeyond S.E.O.
purematter
ARIAD PARTNERS
Charisma Communications
BlueGlobal MEDIA
LEADING results
ConnectionModel
ADHERE creative
8























Market Opportunity

- $30 billion spent on content every year
- Marketers spend 25% of marketing budget on content marketing. (B2B Marketing Insider)
- 94% of B2B SMB's use content marketing (Content Marketing Institute)
- 66% plan to increase content marketing spedn in next 12 months (Content Marketing Institute)
- 62% of companies today outsource their content marketing - up 7% from last year (Mashable)
- 2 million SMB's (5-99 employees)
- No one serves this market with a customized content marketing software solution
- Digital Agencies: Need a content platform to manage, distribute and measure clients content

COMPETITIVE POSITIONING


Value to User (High)
Value to User (Low)
Cost (High)
Cost (Low)
Percolate
kapost
NewsCred
Skyword
ScribbleLIVE
content launch
Contently
ClearVoice
MARKETING.AI
the content marketplace
zerys

BUSINESS MODEL

- SaaS
- Agencies: White Label-Resell Platform
- Get to big companies through agencies
- Subscription + content writing revenue

Free	Pro Great for small business	Agency
$0	$99/USER	$99/AGENCY CLIENT



Revenue:　　$300/mo　　　$1500/mo*

Agency ➜ **Client 1**
　　　　　　 Client 2
　　　　　　 Client 3

* $500 content writing/client
Agency LTV: $86K



FORECAST

Revenue	Yr 1	Yr 2	Yr 3
Subscriptions	$330K	$600K	$1.7M
Content Writing	$1.6M	$3.6M	$9.3M
Total Revenue	$1.9M	$4.2M	$11M
# of Agency Clients	55	116	306

550 AGENCIES = $20M REVENUE

Marketing and Growth Strategy

- 15K existing contacts in company databae
- Use Nimble and Hubspot for sales-marketing automation
- Join sales/marketing programs with Hubspot & Act-on
- Using content marketing for inbound leads
    - Blogging, Lead generation eBooks, SEO
- Exhibted at Content Marketing World & Hubspot's Inbound Conference, secured 500 qualified leads
- CEO Jon Wuebben written 2 books and speaks at all major industry conferences, new book coming 8/16, will be co-promoted with app
- Paid Search Ads (PPC)
- Social media marketing
- Partnerships with integration partners, industry players and influencers.

Freemium Users - Upgrade Plan

- In-app dybnamic messages
- Email drip campaigns
- Measure & increasing customer engagement
- Bringing on sales team for inside sales

ASK

Invested in Product

$600K

Previous Investments

Angel Investors: $475K

Founders: $300K

Our Ask

Seeking $500K

- 18 months of runway
- Series A: $3-4M (Fall 2017)
- Sales/marketing: 300K
    - Content Marketing
    - Trade shows
    - Paid Search Ads (PPC)
    - Social media marketing
    - Partnerships (integration partners/influencers)
- Product devlopment: 200K

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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised ?

$0

Days Left ?   68   Investors   0


CREATE
35 Incomplete Tasks
5 New Ideas Posted
4 New Content Pieces Posted
My tasks
All tasks
Campaigns
Recently Viewed
Activity Feed
Recent Ideas
Team Members
Jason Simmons
Emily Blunt
Johan Rostock
Annie Sox
Content mix: post 16 social postings
Content Score History
Content Items
Top performing content
Active Campaigns
MacBook

www.contentlaunch.com

San Diego, CA

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

THE FOUNDING TEAM





Jon Wuebben
Founder & CEO

Jon Wuebben is the CEO of Content Launch, which offers the first content marketing software built for small and medium sized businesses (SMB's) and digital agencies. Content Launch also provides content writing and content strategy services for hundreds of companies and digital agencies. His book, "Content is Currency: Developing Powerful Content for Web & Mobile", helps businesses learn how to plan, create,...

Expand Bio ❯





Sean Ganser
CTO

Sean has been a Software Engineer, Co-founder and entrepreneur for over 15 years. He specializes in building out complete systems, from the back-end/cloud infrastructure to UI/UX, he does it all. Sean was Co-founder at inMoment, Co-creator of MeetingPulse and Senior Engineer at LaundryLocker.com. Earlier in his career, he was Co-founder at Super Dark Mysteries and Co-founder at InfiniteScan.



Micah Potter

Senior Software Engineer

Micah has been a Software Engineer for over 10 years who's number one talent is resourcefulness. He has been a Software Engineer for Lowe's Companies, Inc. and ME imagination Web Design. Always eager to seek out and learn new technologies to further the success of our team, he enjoys providing team members with an education on new technologies and best practices.



Dave Watkins
Software Consultant



Dave is 20 year software and technology veteran, having served as Co-Founder of Tranzlogic, a disruptor in the payments processing industry. Dave successfully managed the Content Launch software build and will continue to serve in this role. Dave is the Founder of Periapt Consulting and was Managing Director at Paradigm Global Investments, LTD. He is also the former VP and Director of IT for Safeco.

INVESTORS & ADVISORS





Carl Dunlap
Investor & Board Member

Carl Dunlap is a Principal Owner & Platinum SAP QM & SAP QIM Consultant at Quality Management Solutions, Inc. (QMS). Carl has 21 years of experience with Enterprise Applications, including 20 years of SAP QM experience. Carl previously served as President of Cohesion, Inc and VP of Professional Services at Ki Solutions (Idhasoft).



Mike Krug

Investor & Board Member

Mike Krug is a Principal Owner & Platinum SAP QM & SAP QIM Consultant at Quality Management Solutions, Inc. (QMS). Mike has 15+ years of experience with Enterprise Applications, including 20 years of SAP QM experience.

Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck

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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised ?

$0

Days Left ?   68   Investors   0


CREATE
35 Incomplete Tasks
5 New Ideas Posted
4 New Content Pieces Posted
My tasks
All tasks
Campaigns
Recently Viewed
Content mix: post 3 blogs, 16 social postings, 1 book per month
Content mix: post 16 social postings
Activity Feed
Recent Ideas
Team Members
Jason Simmons
Emily Blunt
Johan Rostock
Annie Sox
MacBook

www.contentlaunch.com

San Diego, CA

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

DILIGENCE DOCUMENTS

Investor Pitch Deck - Content Launch

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REG CF DOCUMENTS [?]

Term Sheet

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Investor Acknowledgement

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Flash CF Preferred Stock Subscription Agreement

[View]()

Investors' Rights Agreement

[View]()



REG D DOCUMENTS [?]

Term Sheet

[View]()

Investor Acknowledgement

[View]()

FlashSeed Preferred Stock Subscription Agreement

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Investors' Rights Agreement

View

Amended and Restated Certificate of Incorporation

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Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck



Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.





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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised ?

$0

Days Left ?   68   Investors   0


Search anything (content, user, rating...)
CREATE
35 Incomplete Tasks
5 New Ideas Posted
4 New Content Pieces Posted
My tasks
All tasks
Campaigns
Recently Viewed
Activity Feed
Recent Ideas
Team Members
MacBook

www.contentlaunch.com

San Diego, CA

PITCH TEAM DOCUMENTS **QUESTIONS** FUNDRAISING COMMENTS

COMMONLY ASKED QUESTIONS

//

Problem: What pressing and important problem are you solving or what

opportunity are you addressing?

Content marketing is the new way that companies market their products and services today; the ROI on custom content outperforms traditional advertising by a wide margin. But creating and managing an effective content marketing program can be very difficult; most companies use multiple tools including Excel, Word, Basecamp, Dropbox, Hootsuite, etc. And then they have to separately manage many distribution channels (Vimeo, Slideshare, Wordpress, etc). Plus, they need to find content writers that can produce the quality content they need and that can be challenging as well. Progressive companies that have embraced content marketing have turned to Kapost, DivvyHQ, Percolate, Skyword, Newscred and others, but they can be complicated to use and expensive. ($2-8K+/month) Currently, many large enterprises are using a content marketing platform. But many of them are seeking a simpler to use, more affordable solution. And now, small and medium sized businesses are getting on board too. And they cannot afford $2-8K+/month. Plus, they need content strategy and content consultation. The existing providers do not offer this. If they do, they call it "training" and charge another $2-8K to the user. In addition, digital marketing agencies are seeking a comprehensive content marketing solution to manage their clients content programs. They require a tool to help automate processes and leverage their time and staff. They aren't willing to pay Kapost, Newscred or Percolate $3-10K+/mo for a subscription fee and deal with the steep learning curve of these other applications. They also want a content tool to white label and upsell.



Solution: How are you solving this problem or tapping this opportunity?

Content Launch offers a feature rich, affordable content marketing solution to help companies conceptualize, create, distribute, track and measure all of their online content in one place. We designed it to have all of the important workflow and content connection features that competitive products offer, with a more affordable subscription fee. In addition, we added "Plan" and "Collaborate" modules to assist SMB's that are just getting started with their content marketing program. We also provide complimentary content tools and technologies, like Outbrain, built in, so they can enhance their efforts. Our dedicated team of content marketing experts assist with strategy, challenges and education as it relates to our users content marketing programs. Finally, we offer an intuitive and user friendly interface that utilizes icons, color coding and logical workflow to make the experience simple.



Business model: Who are your customers and how will you make money?

• Forward thinking SMB's that need a content management/marketing platform • Digital marketing agencies

//

Underlying magic: What makes your company special?

1. Only tool that features a proprietary content score developed by PhD data scientists, putting content performance front and center 2. Only tool that provides certified content marketing experts to help with your content marketing program 3. Only tool utilizing Google Hangouts for Video conference consulting 4. Provides the highest quality, most affordable content writers and journalists of any industry tool (all writers are certified and U.S. based) 5. Only tool that fully integrates with BOTH of the most popular marketing automation providers for small business, Hubspot and Act-on (no other content marketing software integrates with Act-on) and soon, SharpSpring (marketing automation platform for agencies…we will be the first to do this) 6. Only tool that offers influencer marketing provider, BuzzSumo, for free with a monthly subscription (no add on fee) 7. Only tool to fully integrate with Linkedin, so you can distribute content to your individual feed as well as to your Linkedin Groups all with the click of a button. You can also connect with your Linkedin network right inside Content Launch and utilize Linkedin's content score technology. 8. Offers the largest library of content marketing resources in the world, larger than any other company, association or industry group (and not just for SMB's) 9. The most user friendly, intuitive content marketing software tool in the industry featuring color coding, simple icons and easy workflow 10. Only content marketing software that offers its full application with all activated modules for less than $100/month/user 11. Our Content "Prescription" technology

//

Competition: Whom do you compete with? What can you do that they cannot? What can they do that you cannot?

• Current solutions: Kapost, Compendium(Acquired by Oracle 10/13), Skyword, NewsCred, DivvyHQ, Percolate, ScribbleLive, ClearVoice • All targeting large enterprise companies for the most part • Subscriptions start at $1K/month up to $10K/month • Most charge up to $2K for training & setup • No provider is effectively targeting small to medium sized digital agencies, which need a platform like ours to manage their clients content programs • No provider is targeting the 2 million SMB's that need content marketing help the most • Existing firms have integration with Eloqua & Marketo (which serve large enterprise clients), very few integrated with Hubspot and no one is partnered with Act-On (which serve SMB's)

//

Status and timeline: Where are you now? What are the major and immediate milestones?

• 200+ Beta users • Key partnerships with marketing automation platforms, Hubspot & Act-on • Additional partnerships with 15 content technology providers • Exhibited at Content Marketing World & Hubspot's Inbound Conference secured 500 new qualified leads • 60 Current customers (content writing services) • Current Content Services business: est 2016: $450K • Content Launch was included in two important industry lists: the 2016 ChiefMarTec "Marketing Technology Landscape" and the 2015 Curata "Content Marketing Tools Ultimate List" • Content Launch profiled in Inc. Magazine as a key marketing platform for small business • Content Launch named a "Top content technology vendor" and "Top content marketing agency by Content Marketing Institute

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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised ?

$0

Days Left ?   68   Investors   0


CREATE
35 Incomplete Tasks
5 New Ideas Posted
4 New Content Pieces Posted
My tasks
All tasks
Campaigns
Recently Viewed
Activity Feed
Recent Ideas
Team Members
MacBook

www.contentlaunch.com

San Diego, CA

PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised	Investors
$0.00	0

Security Type	Shares Offered
Flash CF Preferred Stock	238,834

Offering Min [?]	Offering Max [?]
$50,000	$100,000

Reg D Offering Summary

Amount Raised	Investors
$0.00	0

Security Type	Shares Offered
FlashSeed Preferred	2,388,344



Offering Min [?]	Offering Max [?]
N/A	$1,000,000

Additional Details

Pre-Money Valuation	Max Equity Offered [?]
$5,000,000	18.03%

Price Per Share	Option Pool [?]
$0.42	N/A

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Content Launch

Content Launch is the first complete content marketing software built for digital agencies & SMBs.

Amount Raised $^?$

$0

Days Left $^?$ 68   Investors   0


CREATE
35 Incomplete Tasks
5 New Ideas Posted
4 New Content Pieces Posted
My tasks
All tasks
Campaigns
Recently Viewed
Activity Feed
Recent Ideas
Team Members
Content mix: post 3 blogs, 16 social postings, 1 book per month
Content mix: post 16 social postings
MacBook

www.contentlaunch.com

San Diego, CA

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

COMMENTS

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Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders

website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

